                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.            )(1)


                              THE PITTSTON COMPANY
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                                (Name of Issuer)
                      COMMON STOCK, PAR VALUE $1 PER SHARE


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                         (Title of Class of Securities)

                                  725701-10-6

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                                 (CUSIP Number)


                                    12-31-01
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            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [X]  Rule 13d-1(d)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/99)

CUSIP No. 725701-10-6                 13G                    Page    of    Pages


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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

THE PITTSTON COMPANY EMPLOYEE BENEFIT TRUST ("FLEXITRUST')

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,103,072
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
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   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,103,072
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,103,072

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    5.71%

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12.  TYPE OF REPORTING PERSON*

                                    OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725701-10-6                 13G                    Page    of    Pages


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Item 1(a).  Name of Issuer:

            THE PITTSTON COMPANY

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Item 1(b).  Address of Issuer's Principal Executive Offices:

            1801 BAYBERRY COURT P.O. BOX 18100 RICHMOND VA 23226-8100

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Item 2(a).  Name of Person Filing:

            JPMORGANCHASE BANK AS DIRECTED TRUSTEE


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Item 2(b).  Address of Principal Business Office, or if None, Residence:

            4 NEW YORK PLAZA, 2ND FLOOR
            NY, NY 10004


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Item 2(c).  Citizenship:

            US

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Item 2(d).  Title of Class of Securities:

            COMMON


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Item 2(e).  CUSIP Number:

            725701-10-6

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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

CUSIP No. 725701-10-6                 13G                    Page    of    Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:    3,103,072


     (b)  Percent of class:               5.71%


     (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote      0             ,


         (ii)  Shared power to vote or to direct the vote    3,103,072      ,


         (iii) Sole power to dispose or to direct the disposition of   0    ,


         (iv) Shared power to dispose or to direct the disposition of 3,103,072

         The Trust was created pursuant thereto share the power to dispose 3,103,072 shares of Common Stock.

The 3,103,072 shares of Common Stock are held in the Trust created pursuant to the Trust Agreement dated December 7, 1992, by and between The Pittston Company, a Virginia corporation (the "Company"), and The Chase Manhattan Bank, as trustee of the trust.

Except as set forth below, the Trustee has no discretion in the manner in which the Common Stock will be voted. Pursuant to the provisions of the Trust Agreement, the Administrative Committee has directed the participants and other beneficiaries under the SIP will, in effect determine the manner in which shares of Common Stock held in the Trust are voted or are tendered in response to any tender or exchange offer for shares of the common stock. Participants and other beneficiaries under the SIP will direct the voting and tendering of shares held in their accounts. The Trustee of the Trust, upon certification from the trustee of the trust established under the SIP, will vote the Common Stock in the Trust in the same proportions as such participants and other beneficiaries directed the voting of shares of common stock in the SIP Trust. Similarly, if a tender or exchange is commenced for shares of Common Stock, the Trustee will tender or exchange, the shares of Common Stock held by the Trust in the same proportions as participants and other beneficiaries under the SIP direct the SIP trustee with respect to the shares of Common Stock held by such trustee under the SIP. All voting and other actions taken by the SIP participants and other beneficiaries will be held in confidence and not disclosed to any person, including officers and employees of the Issuer.


Shares of the common stock acquired pursuant to the Trust Agreement are held in the Trust and will be released as the principal of the Note is paid or forgiven and will be allocated to the accounts of participants in certain of employee benefit plans of the Issuer (the "Plans") in the manner set forth in the trust agreement. As of the date hereof, no shares of common stock have been released from the Trust pursuant to the terms of the trust agreement.


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Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable


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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

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Item 8.  Identification and Classification of Members of the Group.


Not applicable
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Item 9.  Notice of Dissolution of Group.

Not applicable

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Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ----------------------------------------
                                                        (Date)



                                        ----------------------------------------
                                                      (Signature)

                                        PETER COGHILL, VP FOR JPMORGAN CHASE
                                        BANK AS DIRECTED TRUSTEE

                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).